Exhibit 99.4
Deutsche Bank Aktiengesellschaft
Frankfurt am Main (Germany)
Re: Registration Statement No. 333-137902 as filed with the Securities and Exchange Commission on October 10, 2006 by Deutsche Bank Aktiengesellschaft, Deutsche Bank Capital Funding LLC VIII and Deutsche Bank Capital Funding Trust VIII
With respect to the subject Registration Statement, we acknowledge our awareness of the incorporation by reference therein of our report dated October 31, 2006 related to our review of the interim condensed consolidated financial information of Deutsche Bank Aktiengesellschaft and subsidiaries for the three month and nine month periods ended September 30, 2006.
Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or reports prepared or certified by an independent registered public accounting firm within the meaning of Section 7 and 11 of the Act.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
November 1, 2006